Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Five Oaks Acquisition Corp.	Delaware

Oaks Funding LLC	Delaware

Oaks Funding II LLC	Delaware

Oaks Holding I LLC	Delaware